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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of June, 1998


                                 OZEMAIL LIMITED
                                 ACN 066 387 157



   OzEmail Centre, 39 Herbert Street, St. Leonards NSW 2065, Sydney, Australia
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X *                    Form 40-F
                   -----                             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes                No   X
             -----             -----

--------------
     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

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                                 OZEMAIL LIMITED
                                    FORM 6-K

1.   EXHIBITS
     --------

     The following documents are filed as exhibits to this report:

     Exhibit 99.1 - Letter dated June 30, 1998 filed by OzEmail with the Australian Stock Exchange regarding OzEmail's Year 2000 compliance program.

     Exhibit 99.2 - Letter dated July 8, 1998 filed by OzEmail with the Australian Stock Exchange responding to an inquiry from the Australian Stock Exchange.

     Exhibit 99.3 - Press Release, dated July 8, 1998, issued by OzEmail announcing an agreement to be the preferred Internet service provider for the Catholic Church in Australia.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                       OzEmail Limited
                                       ---------------
                                       (Registrant)

Date: July 23, 1998                    By:  /s/ Malcolm Turnbull
                                            ------------------------------------
                                            Name:  Malcolm Turnbull

                                            Title:   Director

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                                  EXHIBIT INDEX


Exhibit
-------

99.1 Letter dated June 30, 1998 filed by OzEmail with the Australian Stock Exchange regarding OzEmail's Year 2000 compliance program.

99.2 Letter dated July 8, 1998 filed by OzEmail with the Australian Stock Exchange responding to an inquiry from the Australian Stock Exchange.

99.3 Press Release, dated July 8, 1998, issued by OzEmail announcing an agreement to be the preferred Internet service provider for the Catholic Church in Australia.